UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Delivers 22 Commercial and 29 Executive Jets in 2Q13

São José dos Campos, Brazil, July 15, 2013 – During the second quarter of 2013 (2Q13), Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 22 jets to the commercial aviation market and 29 to the executive aviation market, for a total of 51 aircraft. On June 30, 2013, the firm order backlog totaled USD 17.1 billion, an increase of USD 3.8 billion over the first quarter, reaching the Company’s highest backlog value since the third quarter of 2009.

Deliveries by Segment	2Q13		2013
Commercial Aviation	22		39
EMBRAER 170 (E170)	1		2
EMBRAER 175 (E175)	1		3
EMBRAER 190 (E190)	14		22
EMBRAER 195 (E195)	6		12

Executive Aviation	29	*	41
Light jets	23		31
Large jets	6		10

TOTAL	51		80

*	11 Phenom 100, 12 Phenom 300, 5 Legacy 650, 1 Lineage

One of main announcements of the 2Q13 included the launch of the E-Jets E2, which had SkyWest Inc. as a launch customer with an order for 100 firm aircraft plus 100 options of the E175-E2 model.

The Company’s 2Q13 firm order backlog also includes, among others, the orders announced for 40 E175 jets, also sold to Skywest, as well as 30 E175 jets for United Airlines.

Backlog – Commercial Aviation (June 30, 2013)

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	193	27	185	8
E175	315	498	166	149
E190	563	204	473	90
E195	142	20	123	19
E175-E2	100	100	—	100

TOTAL	1.313	849	947	366

Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Firm Orders Portfolio

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	185	8
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
ETA Star Aviation (India)	5	—	5
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	15	12	3
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

*	Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount, one to Satena and two to Gulf Air

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	315	166	149
Air Canada (Canada)	15	15	—
Aldus (Irish)	5	—	5
ECC Leasing (Ireland)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
CIT (USA)	4	4	—
Flybe (UK)	35	9	26
GECAS (USA)	5	5	—
Jetscape (USA)	4	4	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	101	54	47
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	30	—	30
Skywest (USA)	40	—	40
Suzuyo (Japan)	5	4	1

*	Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	563	473	90
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Irish)	15	—	15
Air Astana (Kazakhstan)	2	1	1
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	20	2
AZAL (Azerbaijan)	4	1	3
Azul (BraZil)	5	5	—
BA CityFlyer (UK)	8	8	—
BOC Aviation (Singapore)	14	4	10
Conviasa (Venezuela)	13	6	7
China Southern (China)	20	20	—
CIT (USA)	6	1	5
Copa (Panama)	15	15	—
Dniprovia (Ukraine)	5	2	3
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	29	25	4
Hainan (China)	50	50	—
Hebei (China)	7	5	2
JetBlue (USA)	88	63	25
Jetscape (USA)	7	7	—
Kenya Airways (Kenia)	10	8	2
KLM (Netherlands)	22	22	—
KunPeng (China)	5	5	—
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Áustria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	4	2	2
Undisclosed	1	—	1

*	Aircraft delivered by ECC Leasing: one to Jet Blue

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	142	123	19
Azul (Brazil)	59	40	19
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spain)	12	12	—
Jetscape (USA)	2	2	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175-E2	100	—	100
Skywest (USA)	100	—	100

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC LEASING	8	8	—
EMBRAER 170	6	6	—
Cirrus (Germany)	1	1	—
Paramount (India)	2	2	—
Satena (Colombia)	1	1	—
Gulf Air (Bahrain)	2	2	—
EMBRAER 175	1	1	—
Air Caraibes (Guadeloupe)	1	1	—
EMBRAER 190	1	1	—
JetBlue (USA)	1	1	—

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer